UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-09618

(Check One):	[X] Form 10-K	[_] Form 20-F	[_] Form 11-K	[_] Form 10-Q	[_] Form 10-D	[_] Form N-SAR	[_] Form N-CSR

For Period Ended October 31, 2006
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended:____________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:   N/A

PART I - REGISTRANT INFORMATION

Navistar International Corporation
Full Name of Registrant

N/A
Former Name if Applicable

4201 Winfield Road
Address of Principal Executive Office (Street and Number)

Warrenville, IL 60555
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ]

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Navistar International Corporation (the company) is unable to timely file its Annual Report on Form 10-K (Report) for the period ended October 31, 2006 because of its ongoing review of a number of complex and technical accounting items relating to its financial statements for the fiscal year ended October 31, 2005. As a result of this ongoing review, the company is unable to timely file its Report for the period ended October 31, 2006 with the Commission by January 16, 2007, and will be unable to file such Report within the fifteen-day extension provided by Rule 12-25(b). The company expects to file its Report for the period ended October 31, 2006 as soon as practicable following the resolution of the foregoing matters and the filing of the company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2005 and its Quarterly Reports on Form 10-Qs for the periods ended January 31, 2006, April 30, 2006 and July 31, 2006.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
William A. Caton	(630)	753-2600
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [_] Yes [X] No

The company has not filed its Annual Report on Form 10-K for the fiscal year ended October 31, 2005 nor its Quarterly Reports on Form 10-Q for the 3 month periods ended January 31, 2006, April 30, 2006, and July 31, 2006.
________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No
________________________________________________________________________

If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On January 17, 2006, the company filed a Form 8-K announcing that it was delaying the filing of its Annual Report on Form 10-K and that it issued a Form 12b-25 “Notification of Late Filing”, for the period ended October 31, 2005 because it was reviewing a number of complex and technical accounting items.

On February 21, 2006, the company filed a Form 8-K incorporating a news release by reference, stating that while the company continues to work toward a resolution of the items mentioned above, the review of the accounting matters may result in changes to its previously issued financial statements, including the possibility of a restatement.

On April 12, 2006, the company filed a Form 8-K announcing it will restate its financial results for the fiscal years 2002 through 2004 and for the first nine months of fiscal 2005 and that its audit committee designated KPMG LLP as the company’s new registered public accounting firm replacing Deloitte & Touche LLP whose engagement with the company was terminated by the audit committee. In that Form 8-K, the company further announced that the need for a restatement has been identified in the ongoing review of accounting matters and that the company has identified items requiring restatement to include accounting for anticipated external funding of product development programs, timing of recognition of amounts deemed to be collectible from certain suppliers, including rebates and warranty recoveries, accounting for warranty to be provided by the company outside of the terms of the contractual arrangements and shifting balances and expense amounts between reporting periods at one of the company’s foundry operations. For additional information on this matter, please refer to our Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on April 12, 2006 which is hereby incorporated herein by reference.

The company’s review of accounting matters is ongoing and has resulted in the identification of additional items requiring review.  Given the number of items under review and the likelihood that additional accounting corrections will be identified, the company is unable to reasonably estimate the impact of the restatement.

Information provided and statements contained in this report that are not purely historical are forward -looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements only speak as of the date of this notice and we assume no obligation to update the information included in this notice. Such forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions. These statements are not guarantees of performance or results and they involve risks, uncertainties and assumptions, including the risk of continued delay in the completion of our financial statements and the consequences thereof, the availability of funds, either through cash on hand or the company’s other liquidity sources, to repay any amounts due should any of the company’s debt become accelerated, and decisions by suppliers and other vendors to restrict or eliminate customary trade and other credit terms for the company’s future orders and other services, which would require the company to pay cash and which could have a material adverse effect on the company’s liquidity position and financial condition. Although we believe that these forward-looking statements are based on reasonable assumptions, there are many factors that could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements.  For a further description of these factors, see Exhibit 99.1 to our Form 8-K filed on April 12, 2006. In addition, until the previously announced review by the company of its accounts is concluded, no assurance can be given with respect to the financial statement adjustments, impacts and period resulting for such review, if any, nor can there be any assurance that additional adjustments to the financial statements of the company will not be identified.

Navistar International Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 17, 2007	By: /s/ William A. Caton
William A. Caton Executive Vice President and Chief Financial Officer